STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

September 14, 2012

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the ISM Non Traditional Fund, ISM High Income Fund, ISM Strategic Equity Fund, ISM Strategic Fixed Income Fund, ISM Global Alpha Tactical Fund, ISM Tax Free Fund, ISM Dividend Income Fund, and ISM Premier Asset Management Fund, ISM Dynamic Equity Fund (f/k/a FMX Growth Allocation Fund) and the ISM Dynamic Fixed Income Fund (f/k/a FMX Total Return Fund) (collectively, the “FMX Funds”), each a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Kimberly A. Browning, this letter is being submitted in response to comments received from Ms. Browning on August 24, 2012 in connection with the review of the registration statement of the Trust.  These comments address the Prospectus and Statement of Additional Information for the FMX Funds.  Set forth below is a summary of Ms. Browning’s comments and the Trust’s responses.  Revised copies of the Prospectus and Statement of Additional Information have been attached for review.

Prospectus

1.
Comment:  With respect to the fee tables in the summary section for each Fund, revise the line item for the “Fee Waiver and/or Expense Limitation” so it is clear that this amount is being subtracted from the “Total Annual Fund Operating Expenses.”

Response: The requested revision has been made.

2.
Comment:  The third footnote to the fee tables references both a Fund Accounting and Administration Agreement and an Operating Plan.  Confirm that copies of these agreements have been filed as exhibits to the registration statement.

Response:  Copies of both agreements were filed as exhibits with Post-Effective Amendment No. 66 to the Trust’s Registration Statement.  The agreements were included in response to Item 28(h) and numbered h(2) and h(14) in the list of exhibits.

3.
Comment:  The third footnote to the fee tables states that the Fund’s investment advisor will make payments to the Fund’s administrator “when the Fund is at lower asset levels.”  Provide a more precise description of the conditions under which the investment advisor will make such payments to the Fund’s administrator.

Response:  The footnote has been revised to state that the Fund’s investment advisor will make payments to the Fund’s administrator “based upon the Fund’s net assets according to a schedule included in the Operating Plan.”

4.
Comment:  The third footnote to the fee tables could be read to imply that the Funds’ investment advisor has assumed all expenses above 0.70% of average daily net assets for each Fund and, consequently, should be revised to make it clear that the Operating Plan establishes a payment schedule based on net asset levels and allocates certain expenses to the advisor in order to limit the expense ratio.

Response: The requested clarification has been made.

5.	Comment: Conform the language in the expense example in the summary sections of the Prospectus to that of Item 3 of Form N-1A.

Response: The requested revision has been made.

6.
Comment:  Given the high portfolio turnover noted for the FMX Growth Allocation Fund and FMX Total Return Fund, should the description each Fund’s principal investment strategy include disclosure regarding the use of active and frequent trading?

Response:  The principal investment strategy for each Fund has been revised to disclose that portfolio turnover will not be a limiting factor in making investment decisions and the Fund may have a relatively high level of portfolio turnover.

7.
Comment:  Confirm that all principal investment strategies and risks have been disclosed or revise the Prospectus as needed to include such strategies and risks.  In particular, the disclosure under “Principal Risks of Investing in the Fund” in each summary section discusses various investments and strategies that are not specifically mentioned in the corresponding disclosure under “Principal Investment Strategies.”  Revise the disclosure for each Fund under “Principal Investment Strategies” and “Principal Risks of Investing so that the disclosure is consistent.

Response: The Prospectus has been revised so that all principal investment strategies and risks are clearly disclosed.

8.
Comment:  Confirm that each Fund will principally invest in other investment companies registered under the Investment Company Act of 1940.  Clarify the disclosure for each Fund under “Principal Investment Strategies” accordingly.

Response: Each Fund will principally invest in other investment companies registered under the Investment Company Act of 1940. The Prospectus has been revised in order to clearly reflect this fact.

9.	Comment: In the disclosure under “Principal Investment Strategies” in the summary section for each Fund, state in plain English that the Fund is a fund of funds.

Response: The requested revision has been made.

10.
Comment:  In the disclosure for each Fund under “Principal Investment Strategies” in the summary section of the Prospectus, clarify whether the Fund, as well as the other investment companies in which it will invest, may invest in foreign securities.  If applicable, the disclosure provided in response to Item 9 of Form N-1A should explain the method for classifying a security as domestic or foreign.

Response:  The disclosure has been revised to note that, while the Fund will not invest directly in foreign securities, the other investment companies in which the Fund invests may invest in foreign securities.  Disclosure provided in response to Item 9 of Form N-1A explains how the Funds classify a security as domestic or foreign.

11.
Comment:  In the second paragraph under “Principal Investment Strategies” in the summary section for each Fund, the phrase “the Fund will invest primarily in Portfolio Funds” should be revised to read “the Fund will principally invest in Portfolio Funds.”

Response: The requested revision has been made.

12.
Comment:  Revise any language in the Prospectus that implies additional material information is pertinent, but omitted. For example, phrases like “including, but not limited to” and “such as” should not be used to explain principal investment strategies or risks.

Response: The Prospectus had been revised as requested.

13.
Comment:  Where disclosure for a Fund notes that its portfolio will consist of other investment companies that invest in equity securities, disclose the types of equity securities and all attendant risks.

Response: Disclosure on the specific types of equity securities and related risks has been added to the Prospectus.

14.
Comment:  Disclosure provided in response to Rule 35d-1 under the Investment Company Act should state that a Fund’s portfolio will consist of other investment companies that “invest in” a particular type of investment rather than “hold” a particular type of investment.

Response:  The requested revision has been made where applicable.  Please note that the ISM Dynamic Equity Fund and ISM Dynamic Fixed Income Fund have changed their names to the ISM Dynamic Growth Fund and ISM Dynamic Total Return Fund, respectively, and are no longer subject to 80% investment requirement of Rule 35d-1.

15.
Comment:  Given their fund of funds structure, if a Fund has a term in its name that requires compliance with the 80% investment requirement of Rule 35d-1 under the Investment Company Act, then the other investment companies in which it invests must also have a similar 80% investment requirement if they are to count toward the Fund’s 80% investment requirement.  Where applicable, revise the disclosure under “Principal Investment Strategies” to explain this investment requirement.

Response:  The requested disclosure has been provided in response to Item 9 of Form N-1A with respect to the ISM Strategic Equity Fund, ISM Strategic Fixed Income Fund, ISM Tax Free Fund.  Please note that the ISM Dynamic Equity Fund and ISM Dynamic Fixed Income Fund have changed their names to the ISM Dynamic Growth Fund and ISM Dynamic Total Return Fund, respectively, and are no longer subject to 80% investment requirement of Rule 35d-1.

16.	Comment: References to legal authority (e.g., the Fund will comply with Section 18 of the Investment Company Act) should explain the import of such citation in plain English.

Response: The Prospectus has been revised so that references to legal authority include such an explanation.

17.
Comment:  Absent an investment or operating policy stating that a Fund may not make investments in securities when outstanding borrowings exceed 5% of the Fund’s total assets, the disclosure provided in response to Item 4 of Form N-1A should include leveraging as a principal investment strategy.

Response:  Leveraging, the borrowing of money for investment purposes, is not a principal investment strategy of the Funds.  The Statement of Additional Information has been revised to include disclosure stating that a Fund may not make investments in securities when outstanding borrowings exceed 5% of the Fund’s total assets.

18.
Comment:  In the disclosure for each Fund under “Principal Investment Strategies” in the summary section of the Prospectus, disclose the market capitalization of issuers in which the Fund, including the other investment companies that comprise the Fund’s portfolio, may invest.

Response: The Prospectus has been revised as requested.

19.	Comment: In the disclosure for each Fund under “Principal Investment Strategies,” clarify whether investments in derivative instruments are for hedging, speculative, or other purposes.

Response: The Funds can make investments in derivative instruments for speculative or hedging purposes. The requested clarification has been made.

20.
Comment:  With respect to each type of derivative instrument noted under the “Principal Investment Strategies” of a Fund, the disclosure provided in response to Item 9 of Form N-1A should explain the size of the Fund’s potential investment in such instrument.

Response:  Additional disclosure in response to Item 9 now provides that “The net notional value of option contracts held by a Fund will not exceed the Fund’s net asset value” and “Margin deposits on futures contracts will not exceed 5% of a Fund’s net asset value unless the net notional value of the futures contracts remains less than the Fund’s net asset value.”

21.	Comment: Disclose the findings of the Board of Trustees on the financial ability of the Funds’ investment advisor to meet its obligations under the Operating Plan.

Response:  While the Board of Trustees did not make any specific findings or declaratory statements on the financial ability of the investment advisor to meet its obligations under the Operating Plan, the financial condition and stability of the investment advisor was a factor in the decision by the Board of Trustees to approve the Investment Advisory Agreement, as well as the Fund Accounting and Administration Agreement and Operating Plan.  A discussion regarding the basis of the decision by the Board of Trustees to approve the Investment Advisory Agreement will be included in the Fund’s first shareholder report.

22.	Comment: In the summary section of the Prospectus for each Fund, disclose the length of service of each portfolio manager.

Response: The length of service of each portfolio manager has been added to the summary section of the Prospectus.

23.
Comment:  Where disclosure for a Fund notes that its portfolio will consist of other investment companies that invest in fixed income securities, provide disclosure about the type, maturity, credit rating, and terms of the fixed income securities.  If applicable, state that the Fund may invest in debt securities of any credit quality, including junk bonds and unrated bonds.  Also, disclose what entities rate the debt securities in which the Fund invests (e.g., nationally recognized statistical rating organizations and if the Fund’s advisor determines the credit quality of debt instruments).

Response:  The Prospectus has been revised to note that the other investment companies in which a Fund invests “may invest in fixed income securities of any maturity and any credit rating, including junk bonds and unrated bonds.  The average portfolio duration of the Portfolio Funds will vary.”  The Funds will not directly invest in debt securities.  The Prospectus and Statement of Additional Information have been revised to clarify this point.

24.	Comment: The acronym “TIPS” should be defined before it is used in a heading.

Response: The Prospectus has been revised as requested.

25.	Comment: Clarify the meaning of the phrase “global equity market” as used in the summary section of the Prospectus for the ISM Strategic Equity Fund.

Response: The disclosure has been revised to clarify that the Fund intends to provide a low correlation to “global equity markets as measured by the S&P Global Broad Market Index.”

26.
Comment:  Since the term “global,” as used in the name of the ISM Global Alpha Tactical Fund, connotes diversification among investments in a number of different countries throughout the world, disclose how the Fund intends to invest consistent with this connotation.

Response: The description of the Fund’s principal investment strategy has been revised to note that “at least 15% of Fund assets will be allocated to foreign markets.”

27.
Comment:  The disclosure under “Principal Investment Strategies” in the summary section for ISM Global Alpha Tactical Fund states that “a portion of the Fund’s assets will also be allocated to cash or cash equivalents.”  Provide more specific disclosure of the size of the Fund’s potential investment in cash or cash equivalents and explain how these investments help the Fund to achieve its investment objective.

Response: The description of the Fund’s principal investment strategy has been revised to further explain the Fund’s asset allocation model and the role of cash and cash equivalents in such model.

28.
Comment:  With respect to the ISM Tax Free Fund, the disclosure provided in response to Rule 35d-1 under the Investment Company Act should note that the 80% investment policy is fundamental and can only be changed by shareholder vote.

Response: The requested disclosure has been added to the Prospectus.

29.
Comment:  In response to Item 9 of Form N-1A, the Prospectus should be revised to add further disclosure on the principal investment strategies and risks that expands upon the information provided in the summary sections.

Response: Additional disclosure responsive to Item 9 of Form N-1A has been included in the Prospectus.

30.
Comment:  In the section of the Prospectus entitled “Non-Principal Investment Policies and Risks – Changes to Investment Objective and Strategy,” revise the disclosure to clarify that the investment objective for the ISM Tax Free Fund may not be changed without shareholder approval.

Response: The requested disclosure has been added to the Prospectus.

31.
Comment:  In the section of the Prospectus entitled “Investing in the Funds – Buying Or Selling Shares Through A Financial Intermediary,” clarify that an order received in good form by a designated financial intermediary by 4:00 p.m. Eastern Time should receive a price based on that day’s calculation of net asset value.

Response:  The disclosure regarding receipt of orders by financial intermediaries has been revised to further clarify that an order received in good form by a designated financial intermediary by 4:00 p.m. Eastern Time should receive a price based on that day’s calculation of net asset value and received after 4:00 p.m. Eastern Time will receive a price based on the next day’s calculation of net asset value.

32.
Comment:  In the section of the Prospectus entitled “Investing in the Funds – Purchasing Shares,” clarify whether the brokers referenced in the second sentence are designated financial intermediaries and designees of such designated financial intermediaries.

Response: The disclosure regarding designated financial intermediaries has been clarified as requested.

33.
Comment:  In the section of the Prospectus entitled “Investing in the Funds – Purchasing Shares,” specify that orders received before 4:00 p.m. Eastern Time will receive a price based on that day’s calculation of net asset value and orders received after 4:00 p.m. Eastern Time will receive a price based on the next day’s calculation of net asset value.

Response:  The disclosure regarding receipt of purchase orders has been revised to further clarify that an order received in good form by 4:00 p.m. Eastern Time should receive a price based on that day’s calculation of net asset value and orders received after 4:00 p.m. Eastern Time will receive a price based on the next day’s calculation of net asset value.

Statement of Additional Information

34.	Comment: Confirm that all non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

Response: All non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

35.	Comment: Confirm that all principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

Response: All principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

36.	Comment: In the section entitled “Other Investment Policies,” verify that the principal and non-principal investment policies are clearly delineated and revise accordingly.

Response: Revisions have been made to insure that the principal and non-principal investment policies are clearly delineated.

37.
Comment:  Consider renaming the section of the Statement of Additional Information entitled “Other Investment Policies” in light of its inclusion of disclosure regarding both principal and non-principal investment strategies and risks.

Response: The section has been renamed “Additional Information About Investment Policies.”

38.	Comment: If the Funds have the ability to invest in reverse repurchase agreements, include relevant risk disclosure in the Statement of Additional Information.

Response: The Funds do not have the ability to invest in reverse repurchase agreements.

39.
Comment:  In the section of the Statement of Additional Information entitled “Lending of Portfolio Securities,” include a discussion of the Fund’s voting rights with respect to portfolio securities that it has lent.

Response:  The Statement of Additional Information has been revised to state that “voting rights for loaned securities will typically pass to the borrower, but the Funds will retain the right to call any security in anticipation of a vote that the Advisor deems material to the security on loan.”

40.
Comment:  The disclosure in the Prospectus for the ISM Non Traditional Fund notes that the Fund’s portfolio may include other investment companies that invest in securities of issuers primarily engaged in or related to the real estate industry.  Related disclosure in the Statement of Additional Information should note that privately issued mortgage-backed securities are considered a distinct industry.

Response:  The requested disclosure has been included in the section of the Statement of Additional Information entitled “Mortgage-Backed and Asset-Backed Securities” under “Additional Information About Investment Policies.”

41.	Comment: Disclose how the Funds define an industry at an appropriate location in the Statement of Additional Information.

Response:  Disclosure regarding how the Funds determine exposure to a particular industry for purposes of the fundamental investment restriction on concentration has been added to the Statement of Additional Information under the section entitled “Investment Limitations.”

42.
Comment:  In light of the Funds’ ability to borrow money, as indicated by Fundamental Restriction No. 2, include additional disclosure in the Statement of Additional Information about the purposes and consequences of such borrowing.

Response:  Information about the purposes and consequences of borrowing by the Funds has been added to the section of the Statement of Additional Information entitled “Additional Information About Investment Policies.”

43.
Comment:  In light of the Funds’ ability to pledge, mortgage, or hypothecate its assets, as indicated by Fundamental Restriction No. 3, include additional disclosure in the Statement of Additional Information noting the maximum amount, as percentage of Fund assets, that the Fund will be allowed to pledge, mortgage, or hypothecate.

Response: The disclosure in the Statement of Additional Information has been revised to clarify that

44.
Comment:  The disclosure under “Investment Limitations” in the Statement of Additional Information should include a non-fundamental investment policy or operating policy stating that, with respect to Funds with an 80% investment requirement pursuant to Rule 35d-1 under the Investment Company Act, other investment companies in which a Fund invests for purposes of compliance with the 80% investment requirement must also have a similar 80% investment requirement.

Response: The requested disclosure regarding the 80% investment requirement has been included in the Statement of Additional Information under “Investment Limitations.”

45.
Comment:  As noted above, if leveraging is not a principal investment strategy of a Fund, state that the Fund may not make investments in securities when outstanding borrowings exceed 5% of the Fund’s total assets.

Response:  Since leveraging is not a principal investment strategy, the Statement of Additional Information has been revised to include disclosure stating that a Fund may not make investments in securities when outstanding borrowings exceed 5% of the Fund’s total assets.

46.
Comment:  Delete the following sentence found under “Qualification of Trustees” in the Statement of Additional Information: “References to the qualifications, attributes, and skills of Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility on any such person or on the Board by reason thereof.”

Response: The sentence has been deleted.

47.
Comment:  Confirm that the Funds’ portfolio managers are not responsible for the management of any accounts other than the Funds and, consequently, that a table disclosing information on the other accounts managed, including the number of accounts and the total assets in the accounts, is not needed.

Response:  The Funds’ portfolio managers are not responsible for the management of any accounts other than the Funds.  The section of the Statement of Additional Information entitled “Portfolio Managers” will include the following sentence rather than a table on other accounts managed: “They are currently not responsible for the day-to-day management of any accounts other than the Funds.”

48.
Comment:  Please clarify the current ongoing arrangements the Funds have with their service providers, or others, under which nonpublic information about the Funds’ portfolio securities is made available in real-time on a daily basis.  In particular, please disclose all such relationships and provide a comprehensive list of those service providers and other entities.  See paragraph (f)(1)(v) of Item 16 of Form N-1A.  If the Funds provides information to certain entities on a continuous daily basis, (e.g., the advisor) please disclose this.

Response: The Statement of Additional Information has been revised to clarify the current ongoing arrangements under which non-public portfolio holdings information can be accessed.

49.
Comment:  Please disclose what type of confidentiality agreements apply (e.g., contractual) to the entities who may receive non-public portfolio information on an ad-hoc basis (e.g., rating and ranking organizations), as well as to those with which the Funds have ongoing disclosure arrangements (e.g., the adviser).  The disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information.  In addition, where there is no contractual obligation of confidentiality, disclose that the board will determine that the other conditions of confidentiality adequately safeguard the Funds and their shareholders against improper disclosure of the Funds’ portfolio holdings.  In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

Response: The Statement of Additional Information has been revised to clarify the confidentiality obligations of the various parties receiving non-public portfolio holdings information.

50.	Comment: Please expand upon, if applicable, how the Board monitors these activities. Will an officer of the Funds or some other party report to the Board when a material issue arises?

Response: Additional disclosure has been included that discuss how material issues are reported under the Trust’s policy on disclosure of portfolio holdings.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Terrence Davis at (404) 407-3650 or the undersigned at (252) 984-3816, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Terrence O. Davis
Thompson Hine LLP
1919 M Street, N.W.
Suite 700
Washington, DC 20036-1600